Filed Pursuant to Rule 433
Free Writing Prospectus dated December 10, 2009
Supplementing the Preliminary Prospectus Supplement dated December 3, 2009
(to Prospectus dated August 4, 2008 )
Registration File No. 333-152371
FOR IMMEDIATE RELEASE
STERLING’S RLW IS A JOINT VENTURE PARTNER IN FLUOR-LED $1.1 BILLION
WIN FOR EXPANSION OF I-15 CORRIDOR IN UTAH
HOUSTON, TX — December 10, 2009 — Sterling Construction Company, Inc. (NasdaqGS: STRL), (“Sterling” or the “Company”) today announced that Provo River Constructors, a joint venture in which its subsidiary, Ralph L. Wadsworth Construction Company, LLC. (“RLW”), is a 12.5 percent venture partner, was selected by the Utah Department of Transportation (“UDOT”) as the team with the best fixed-price, best-design proposal for the expansion of the I-15 Corridor Reconstruction project.
The proposed scope of reconstruction work is along a 23-mile stretch of the existing interstate in Utah County which is the major north-south commuter route between Salt Lake City and the Provo/Orem region in Utah. The project includes adding four lanes to the freeway; rebuilding and reconfiguring 10 freeway interchanges; replacing and restoring 55 bridges; and providing additional improvements that will meet or exceed travel demands through the year 2030 which will facilitate increased mobility and safety. Provo River Constructors (“Provo”) anticipates starting construction in spring 2010 and completing construction as early as December 2012.
The joint venture’s design-build contract is expected to have a value of approximately $1.1 billion of which RLW’s share will be approximately $137.5 million. RLW is one of the leading design-build contractors in the State of Utah and will provide the joint venture with its expertise and resources within the bridge and concrete pavement portions of the project.
Provo is a Fluor-led joint venture that also includes RLW, Ames Construction, Inc., and Wadsworth Brothers Construction as venture partners. Other members of the team include Jacobs Engineering, Michael Baker Jr. Inc. and Kleinfelder West Inc as sub consultants.
Sterling has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the SEC (SEC file No. 333-152371) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Sterling, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it from D.A. Davidson & Co. at 8 Third Street North, Great Falls, MT 59401 or by calling (800) 332-5915 or from BB&T Capital Markets, Inc. at 909 E. Main Street, 2nd Floor, Richmond, VA 23219 or by calling (804) 780-3267.
Sterling is a leading heavy civil construction company that specializes in the building and reconstruction of transportation and water infrastructure in large and growing markets in Texas, Utah and Nevada. Its transportation infrastructure projects include highways, roads, bridges and light rail and its water infrastructure projects include water, wastewater and storm drainage systems. RLW, which was founded in 1975, was acquired by Sterling last week and is headquartered in Draper, Utah.
This press release includes certain statements that fall within the definition of “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Any such statements are subject to risks and uncertainties, including overall economic and market conditions, competitors’ and customers’ actions, and weather conditions, not being able to fully realize the revenue anticipated for this project, due to non-award of the contract or otherwise, which could cause actual results to differ materially from those anticipated, including those risks identified in the Company’s filings with the Securities and Exchange Commission. Accordingly, such statements should be considered in light of these risks. Any prediction by the Company is only a statement of management’s belief at the time the prediction is made. There can be no assurance that any prediction once made will continue thereafter to reflect management’s belief, and the Company does not undertake to update publicly its predictions, whether as a result of new information, future events or otherwise.

Contact:
Sterling Construction Company, Inc.	Investor Relations Counsel
James H. Allen, Jr., CFO	The Equity Group Inc.
Joseph P. Harper, Pres. & COO	Linda Latman 212-836-9609
281-821-9091	Lena Cati 212-836-9611